Phone	Fax	Client Service Office
[800-745-1112]	[402-467-7335]	[PO Box 81889 / Lincoln, NE 68501]

Ameritas Life Insurance Corp. 5900 O Street / Lincoln, NE 68510 / [ameritas.com]

Annuitant(s):	[John Doe]
[Jane Doe]

Owner(s):	[John Doe]
[Jane Doe]

Policy Number:	[0123456789]

We will pay the benefits of this policy in accordance with its terms.

LOOK AT THE APPLICATION FORMS. This policy is issued in consideration of the payment of the premium and the answers in the application (see copy attached). If all answers are not true and complete, this policy may be affected, subject to the 'Misstatement of Age or Gender' provision.

PLEASE READ THIS POLICY CAREFULLY. This policy is a legal contract between you and Ameritas Life Insurance Corp.

RIGHT TO EXAMINE THIS POLICY. It is important to us that you are satisfied with this policy. You have 10 days to review this policy after you receive it. If this policy is a replacement for an existing policy, you have [30] days to review this policy after you receive it. If during this time you are not satisfied, you may send the policy back to us or give it to our agent. In such case, this policy will be void from the beginning. We will refund the premium paid including any charges and fees previously deducted, less withdrawals, adjusted by investment gains and losses, after this policy is returned.

AMERITAS LIFE INSURANCE CORP.

[	SPECIMEN	SPECIMEN	]
President		Secretary

YOU MAY ALLOCATE PREMIUMS AMONG THE SUBACCOUNTS AND THE FIXED ACCOUNT. THE PORTION OF YOUR ACCUMULATION VALUE THAT IS ALLOCATED TO THE SUBACCOUNTS WILL FLUCTUATE WITH THE INVESTMENT EXPERIENCE OF THE SUBACCOUNTS. THERE IS NO MINIMUM GUARANTEE ON THAT PORTION OF YOUR ACCUMULATION VALUE.

FOR ANY QUESTIONS REGARDING THIS POLICY, PLEASE CONTACT US AT [800-745-1112]. YOU MAY ALSO CONTACT YOUR STATE DEPARTMENT OF INSURANCE AT [DOI #].

Flexible Premium Deferred Variable Annuity

With Waiver of Surrender Charge Benefit

Monthly Annuity Payments Starting on Maturity Date

Death Benefit Payable Before Maturity Date

Nonparticipating

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TABLE OF CONTENTS

POLICY SCHEDULE	3

DEFINITIONS	4

GENERAL PROVISIONS	5

Annual Report | Assignment | Beneficiary Designation | Change of Beneficiary |

Change of Ownership | Claims of Creditors | Delay of Payments | Entire Policy | Form Approval

Incontestability | Misstatement of Age or Gender | Nonparticipating Policy

PREMIUMS	7

General | Nonpayment of Premium for Two Years| Allocating Premium

INVESTMENT OPTIONS	7

Selecting Your Investments | Separate Account | Subaccounts | Unit Value | Valuation of Assets |

Fees Charged by the Portfolios | Substitution of Portfolios | Fixed Account Option

VALUES	8

Values and Benefits | Charges and Fees | Accumulation Value | Separate Account Value |

Fixed Account Value | Free Withdrawal Amount | Surrender Charge | Full Surrender |

Partial Withdrawal | Waiver of Surrender Charge

TRANSFERS	11

Subaccount Transfer | Fixed Account Transfer

DEATH BENEFITS	12

Death Benefit | Death of Owner | Joint Owners | Death of Annuitant Before the Maturity Date |

Death of Beneficiary

PAYMENT OF POLICY BENEFITS	13

General | Normal Settlement | Selection of Annuity Option | Change in Annuity Option |

Change in Maturity Date | Minimum Payments | Withdrawals | Required Proof | Basis of Values |

Current Interest

ANNUITY OPTIONS	14

Life Income | Installment Payments | Other Options

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POLICY SCHEDULE

Policy Information

Policy Number:	[0123456789]

Owner:	[John Doe]
Owner Issue Age and Gender:	[35, Male]

Joint Owner:	[Jane Doe]
Joint Owner Issue Age and Gender:	[35, Female]

Annuitant:	[John Doe]
Annuitant Issue Age and Gender:	[35, Male]

Joint Annuitant:	[Jane Doe]
Joint Annuitant Issue Age and Gender:	[35, Female]

Policy Date:	[July 1, 2016]

Maturity Date:	[July 1, 2076]

Plan:	[Nonqualified]

Initial Premium:	$[50,000.00]

Annuity Option:	Life annuity with guaranteed payments 5 years unless another option is chosen by you

Fixed Account Information

Initial Declared Interest Rate:	[1.00]%, applicable for the first policy year

Guaranteed Minimum Interest Rate:	[1.00]%, applicable for the life of the policy

Nonforfeiture Interest Rate*:	[1.00]%

* This rate applies for the life of the policy and is used in the calculation of your guaranteed minimum cash value only. The nonforfeiture component of this calculation reflects 87.5% of premiums and transfers allocated to the fixed account and a $50 annual expense allowance. See the ‘Values and Benefits’ provision of the ‘Values’ section for details of this calculation.

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POLICY SCHEDULE

Transfer Information

Free Transfers per Policy Year:	[15]

Transfer Fee after Free Transfer Limit:
Current**	$[10] per transfer
Maximum	$10 per transfer

Minimum Transfer Amount:	$[250] or the entire subaccount or fixed account value, if less

Maximum Transfer out of Fixed Account:	Each policy year you may make one transfer out of the fixed account. The maximum transfer amount out of the fixed account is equal to the greatest of:

(1) [25]% of the fixed account value on the date of the transfer (2) the amount of any fixed account transfer out that occurred during the prior 13 months; and (3) $1,000

Maximum Transfer into Fixed Account:	[25]% of the separate account value as of the previous policy anniversary, per policy year

Minimum Subaccount Balance:	$[100]

Charges and Fees
Mortality and Expense Risk Charge:
Current**	[0.75]% annual, equivalent to [0.0020491]% daily
Maximum	1.00% annual, equivalent to 0.0027322% daily

Administrative Expense Charge:
Current**	[0.25]% annual, equivalent to [0.0006830]% daily
Maximum	0.35% annual, equivalent to 0.0009562% daily

Policy Fee:
Current**	$[40] annual
Maximum	$50 annual

Premium Limitations***
Maximum Annual Premium:	$[25,000], per policy year
Maximum Total Premium:	$[1,000,000], over the life of the policy

Surrender Charge
Completed Years Since
Receipt of Premium	Surrender Charge Percentage

0	8%
1	8%
2	8%
3	7%
4	6%
5	5%
6	4%
7 and thereafter	0%

Each year after the first policy year, 10% of the accumulation value may be withdrawn without a surrender charge.

** Current rates shown are applicable on the policy date. We reserve the right to change these rates at any time; however, they will never exceed the maximum rates shown.

*** We may waive these limits, but waiver in one instance does not constitute waiver for additional premiums.

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This is a flexible premium deferred variable annuity. Annuity payments will be paid, subject to the terms of this policy. As a variable annuity, this policy is a security and must be sold pursuant to a prospectus registered with the Securities and Exchange Commission (SEC). We encourage you to read the prospectus together with the policy.

DEFINITIONS

(Defined terms appear in italics throughout this policy.)

ACCUMULATION VALUE. Means the value of the policy before the surrender charge, if any. On the maturity date, the accumulation value will be used to determine the annuity payments under the annuity option selected by you.

AGE. Means age on nearest birthday.

ANNUITANT. Means the person, or persons if there are joint annuitants, whose life is used to determine the duration of any annuity payments involving life contingencies. The annuitant is named in the application and on the policy schedule. While the annuitant is alive, and prior to the maturity date, you, as owner, may name a new annuitant by providing us written notice, unless the owner is not a natural person.

ANNUITY PAYMENTS. Means annual, semiannual, quarterly or monthly payments we make to you under the annuity option you select.

BENEFICIARY. Means a person designated by you to receive the death benefits from this policy upon your death.

BUSINESS DAY. Means each day that the New York Stock Exchange is open for trading.

DECLARED INTEREST RATE. Means the annual effective interest rate used to credit interest on initial and periodic payments to the fixed account option. The initial declared interest rate is shown on the policy schedule and is guaranteed for 12 months from the policy date. Each declared interest rate after the initial guarantee period will be guaranteed for 12 months. The declared interest rates that we will periodically declare will never be less than the guaranteed minimum interest rate shown on the policy schedule.

FIXED ACCOUNT. Means an investment account provided by us that is part of our general account. The general account is made up of all general assets of the Company, other than those in the separate account or other segregated accounts.

MATURITY DATE. Means the date on which annuity payments will begin. The latest date is shown on the policy schedule unless an earlier date was chosen by you. The earliest date that you may choose is three years after your policy date.

OWNER. Means the person, or persons if there are joint owners, named in the application or in the latest change for which we receive written notice. The owner may exercise policy rights, subject to any assignment and to the rights of any irrevocable beneficiary.

PHYSICIAN. Means a doctor of medicine or osteopathy (other than you, your spouse, domestic partner, a member of your family, a business or professional partner, or any person with whom you share a financial or business interest) licensed to practice medicine and surgery in the state in which he or she practices and who is practicing within the scope of such license in the United States.

POLICY DATE. Means the date as shown on the policy schedule. It is the date from which we measure policy years, policy months and policy anniversaries.

PREMIUM. Means the premium paid less any applicable premium taxes.

PRO-RATA. Means allocating a dollar amount among the investment options in proportion to the accumulation value in those investment options.

PROOF OF DEATH. Means a certified copy of a death certificate or a certified copy of a decree of a court of competent jurisdiction as to the findings of death. We may require a written statement by a physician who attended to the deceased and any other proof in order to investigate the claim.

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QUALIFIED INSTITUTION. Means a facility located in the United States that is primarily engaged in providing continuous, on-going skilled nursing care and related services for its residents. The qualified institution must be operated pursuant to the laws and regulations of the state in which it is licensed and be qualified as a “skilled nursing facility” under Medicare or Medicaid. The qualified institution must maintain daily medical records of each patient. The qualified institution’s staff must be licensed, certified, or registered in accordance with applicable state laws. A qualified institution does not include: assisted living facilities, residential care facilities, facilities primarily engaged in the treatment of mental or nervous disorders, facilities primarily engaged in the treatment of alcoholism or drug addiction, or rehabilitation hospitals.

SEPARATE ACCOUNT. Means a separate investment account established and maintained by us in accordance with Nebraska Revised Statute Section 44-402.01 and registered in accordance with the Investment Company Act of 1940, as amended.

SUBACCOUNTS. Means the divisions within the separate account for which accumulation units are separately maintained. Each subaccount corresponds to a single underlying portfolio.

WE, US, OUR, COMPANY. Means Ameritas Life Insurance Corp.

WRITTEN NOTICE. Means written information we have received that is signed by you and is acceptable to us.

YOU, YOUR. Means the owner shown on the policy schedule unless changed.

GENERAL PROVISIONS

ANNUAL REPORT. Each policy year before the maturity date, we will send you an annual report that shows the policy activity since the last report, including the following information:

(1) the beginning and end dates of the current period;

(2) the accumulation value at the beginning and the end of the period;

(3) amounts credited or debited to the accumulation value during the period; and

(4) the surrender value at the end of the period.

We will provide copies of the annual report to you upon request. A reasonable fee not to exceed $50 may be charged for each annual report.

ASSIGNMENT. You may assign this policy. No assignment will be binding on us unless we receive written notice. Unless you specify otherwise, the change will take effect on the date the written notice was signed by you, subject to any actions taken by us prior to the date we receive the written notice. We will not be responsible for the validity or the tax consequences of any assignment. Your rights, and the rights of any beneficiary or payee, will be subject to any assignment. We will not be liable for any payments we make or actions we take before we receive written notice of an assignment.

BENEFICIARY DESIGNATION. The primary and any contingent beneficiaries of this policy are initially named in the application. Unless the beneficiary designation provides otherwise, any death benefits will be divided equally among beneficiaries of the same class. The contingent beneficiaries’ interests are contingent upon no primary beneficiary being alive at the time of the event giving rise to the payment of death benefits.

CHANGE OF BENEFICIARY. Beneficiaries may be changed by you by providing written notice during the annuitant's life unless an irrevocable designation has previously been made. Unless you specify otherwise, the change will take effect on the date the written notice was signed by you, subject to any actions taken by us prior to the date we receive the written notice. The rights of an irrevocable beneficiary may not be changed without his or her written consent.

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CHANGE OF OWNERSHIP. You may change the ownership of this policy by providing written notice. Unless you specify otherwise, the change will take effect on the date the written notice was signed by you, subject to any actions taken by us prior to the date we receive the written notice.

CLAIMS OF CREDITORS. Except as required by law, the creditors of a payee have no right of claim against the proceeds of this policy.

DELAY OF PAYMENTS. We usually will pay any amounts payable from the separate account as a result of a full surrender or a partial withdrawal within seven calendar days after we receive written notice. We can delay such payments or any transfers of amounts between subaccounts or into the fixed account if:

(1)	the New York Stock Exchange is closed other than customary weekend and holiday closings or trading on the New York Stock Exchange is restricted as determined by the SEC; or
(2)	the SEC by order permits the postponement for the protection of owners; or
(3)	an emergency exists as determined by the SEC, as a result of which disposal of securities is not reasonably practicable, or it is not reasonably practicable to determine the value of the net assets of the separate account.

Subject to obtaining prior written approval from the insurance commissioner of our domiciliary state, we may delay the payment of a full surrender, partial withdrawal or transfer from the fixed account for up to six months from the date we receive written notice. If we delay payment, we will disclose to you the reason for the delay and a date which the transaction will be effective. If the payment is delayed for 30 days or more, interest at the guaranteed minimum interest rate shown on the policy schedule will be paid for the delay period.

ENTIRE POLICY. This policy, the policy schedule, any riders, any endorsements, any amendments, and the written application, a copy of which is attached, make up the entire policy. Any change in the policy must be approved in writing by you and signed by the President, a Vice President, the Secretary or an Assistant Secretary of the Company. We will not be bound by the representations or promises of any other person. Statements made in the application, in the absence of fraud, are representations and not warranties. Words that can be interpreted as singular or plural shall mean both.

FORM APPROVAL.  This policy is approved under the authority of the Interstate Insurance Product Regulation Commission (IIPRC) and is issued under the IIPRC standards. Any provision of this policy that is in conflict with the IIPRC standards is hereby amended to conform to the IIPRC standards.

INCONTESTABILITY. We will not contest a claim or the validity of this policy from the policy date.

MISSTATEMENT OF AGE OR GENDER. If the annuitant's age or gender has been misstated, any amount payable will be such as would have been provided on the basis of the correct age and gender. Any underpayments by us because of misstatement of age or gender shall be paid to the annuitant in a single sum with interest at the guaranteed minimum interest rate shown on the policy schedule, compounded annually, from the respective due dates of the annuity payments. Any overpayments by us because of misstatement of age or gender shall be charged against the current and, if necessary, next succeeding annuity payments to be made by us, with interest at the guaranteed minimum interest rate shown on the policy schedule, compounded annually, from the respective due dates of the annuity payments.

NONPARTICIPATING POLICY. This policy is nonparticipating. No dividends will be paid under this policy.

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PREMIUMS

GENERAL. After your initial premium and prior to the commencement of annuity payments, premiums may be paid at your option and may vary in frequency and amount, subject to the limits shown on your policy schedule. All premiums are payable to the address(es) shown on the first page of this policy, or to such other address(es) as we may designate.

Except for premium payments made by list billing, electronic funds transfer or electronic means, no premium may be paid to this policy unless it is at least $100. The maximum annual premium and the maximum total premium are shown on the policy schedule. We may waive these limits, but waiver in one instance does not constitute waiver for additional premiums.

NONPAYMENT OF PREMIUM FOR TWO YEARS. If, prior to the maturity date, no premiums are paid for two consecutive policy years, and if both:

(1) the total premiums paid, less any partial withdrawals, are less than $1,000; and

(2) the accumulation value at the end of such two-year period is less than $1,000;

then we may cancel the policy on the date such two-year period ends and pay you the accumulation value less the surrender charge, if any.

ALLOCATING PREMIUM. On the application, you provided instructions on how we should allocate your premiums to the investment options. These instructions are called your premium allocation. Premium allocations must be in whole percentages and total 100%. Your initial premium allocation is shown on the attached application. You may change your premium allocation at any time, and the change will be effective when it is received by us.

INVESTMENT OPTIONS

SELECTING YOUR INVESTMENTS. You may allocate all or part of your premium amount to the subaccount portfolios or the fixed account option (see the ‘Allocating Premium’ provision of the ‘Premiums’ section). Please read the policy prospectus for more information about the separate account and the subaccount portfolios. Please read the portfolio prospectuses for more information about the portfolios.

SEPARATE ACCOUNT. The separate account is a separate investment account of ours. The assets of the separate account are our property. However, they are not credited with earnings or charged with liabilities arising out of any other business we may conduct. No underlying subaccount portfolio is charged with liabilities of any other underlying subaccount portfolio.

SUBACCOUNTS. The separate account is divided into subaccounts. Each subaccount invests in a corresponding underlying portfolio. The accumulation value of your policy will go up or down based on the investment performance of the subaccounts you choose.

UNIT VALUE. The unit value of each subaccount reflects the investment performance of that subaccount. The unit value of each subaccount on any business day equals the unit value of the subaccount on the previous business day multiplied by the net investment factor for the subaccount. The net investment factor for each subaccount on any business day is determined by dividing (A) by (B) and subtracting (C) from the result, where:

ICC15 6200 8-15	7

(A)	is the net asset value per share of that fund at the end of the business day, plus the per share amount of any dividend or capital gain distributions paid by that fund since the previous business day, plus the per share amount of any taxes payable by the separate account;
(B)	is the net asset value per share of that fund at the end of the previous business day; and

(C) is the sum of the daily mortality and expense charge and daily administrative expense charge, which will not exceed the maximum daily charges shown on the policy schedule.

Because the net investment factor may be greater than, less than, or equal to one, unit values may increase, decrease or stay the same from one business day to the next.

VALUATION OF ASSETS. We will determine the value of the assets of each subaccount at the close of trading on the New York Stock Exchange on each business day. If the New York Stock Exchange is closed (except for holidays or weekends), or trading is restricted due to an existing emergency as defined by the SEC so that we cannot value the subaccounts, we may postpone all transactions that require valuation of the subaccounts until valuation is possible. Any provision of the policy that specifies a business day will be superseded by this emergency procedure.

FEES CHARGED BY THE PORTFOLIOS. Each underlying portfolio charges fees separate and apart from this policy. These fees are not deducted from the accumulation value. Instead, they are reflected in the net asset value of portfolio shares that, in turn, will affect the unit value of the subaccount. See the policy prospectus and portfolio prospectuses for more information about these fees.

SUBSTITUTION OF PORTFOLIOS. We do not control the underlying portfolios, therefore we cannot guarantee the availability of any of the portfolios. Subject to any applicable law, we retain the right to add or change the subaccounts of the separate account, the right to eliminate the shares of any underlying portfolio, and the right to substitute shares of another portfolio for an eliminated portfolio. If the shares of the underlying portfolio are no longer available for investment, or if, in our judgment, investment in a portfolio would be inappropriate in view of the purposes of the separate account, we will notify you and receive any necessary SEC and state approvals before making such a change. Separate account underlying portfolios may be added or eliminated when, in our sole discretion, conditions warrant a change. If a portfolio is eliminated, we will ask you to reallocate any account value in the corresponding subaccount. If you do not reallocate this amount, we will automatically reallocate it to a money market subaccount. If you are allocating premium to the eliminated subaccount, we will ask you to change your premium allocation. If you do not, we will automatically allocate any future premium allocations to the eliminated subaccount to a money market subaccount.

FIXED ACCOUNT OPTION. Amounts allocated to the fixed account earn a fixed interest rate that we declare. This rate may change but will never be less than the fixed account guaranteed minimum interest rate shown on the policy schedule. We reserve the right, at our sole discretion, to limit or refuse premium payments and/or transfers allocated to the fixed account option if we are crediting an interest rate less than or equal to the nonforfeiture interest rate shown on the policy schedule.

Premiums and transfers allocated to the fixed account become part of our general account assets, which support our annuity and insurance obligations. The fixed account includes all of our assets, except those assets segregated in separate accounts. We have the sole discretion to invest the assets of the fixed account, subject to applicable law.

VALUES

VALUES AND BENEFITS. Minimum benefits are not less than the minimum benefits required by sections 7B and 7G of the Model Variable Annuity Regulation, model #250 or a successor version. We will quote any values or benefits upon request.

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The guaranteed minimum cash value is equal to the sum of the following:

(1)	the separate account value less surrender charges attributable to the separate account; and
(2)	a value based on the minimum nonforfeiture requirements described below.

Prior to the maturity date, the minimum nonforfeiture amount is equal to the net considerations paid prior to such time, as defined below, accumulated at the nonforfeiture interest rate (shown on the policy schedule), as defined below, decreased by the sum of the following:

(1)	Any prior partial withdrawals or transfers from the fixed account, accumulated at the nonforfeiture interest rate;
(2)	An annual expense allowance of $50, accumulated at the nonforfeiture interest rate; and
(3)	Any premium tax attributable to the fixed account paid by the insurer for the policy, accumulated at the nonforfeiture interest rate.

The net considerations for a given policy year used to define the minimum nonforfeiture amount shall be an amount equal to 87.5% of the gross premiums allocated to the fixed account, or transfers into the fixed account, during that policy year.

The nonforfeiture interest rate used in determining minimum nonforfeiture amounts shall be an annual rate of interest at least equal to the lesser of three percent per annum and the following:

(1) The three-month average of the (daily) five-year Constant Maturity Treasury rates for the three-month period ending one month prior to the month in which this policy is issued, rounded to the nearest one-twentieth of one percent;

(2) Reduced by 1.25%; and

(3) Where the resulting interest rate is not less than one percent.

The resulting nonforfeiture interest rate, as determined at issue, shall apply for the life of the policy.

CHARGES AND FEES. Charges and fees are deducted from your policy. Where both current and maximum charges and fees are shown on the policy schedule, you will be charged the current charge and current fee when your policy is issued. We reserve the right to change the current charge and current fee at any time; however, your charges and fees will never exceed the maximum charges and fees. If we change the current charge and/or current fee, we will provide notice as required by law. Charges and fees include:

(1) Mortality and Expense Risk Charge. A daily charge that is deducted from the subaccounts only.

(2) Administrative Expense Charge. A daily charge that is deducted from the subaccounts only.

(3) Policy Fee. An annual fee charged on policy anniversary and full surrender that is deducted pro-rata from the fixed account and subaccounts.

(4) Taxes. Where imposed by law, we reserve the right to charge for state or local premium taxes. Also, if any type of tax becomes attributable to the separate account, we reserve the right to charge for such federal, state, or local tax. A waiver of our right to charge for taxes in one year does not represent a waiver in subsequent years. If any tax is charged to this policy, you will be advised of the amount of such tax and its effect upon any payments made.

(5) Transfer Fee. A fee that is conditional upon the number of transfers in a policy year. See your policy schedule for the number of free transfers allowed in a policy year. The fee is deducted pro-rata from the fixed account and subaccounts at the time of transfer.

(6) Surrender Charge. A charge that may be assessed at the time of partial withdrawal or full surrender. See the ‘Surrender Charge’ provision for additional information.

ACCUMULATION VALUE. The accumulation value of your policy at any time is equal to the sum of separate account value and the fixed account value.

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SEPARATE ACCOUNT VALUE. On the policy date, the separate account value equals the premium allocated to the separate account. On any business day after the policy date, the separate account value is equal to the sum of the subaccount values. The value in each subaccount on any business day equals:

(1) your current number of accumulation units in that subaccount; multiplied by

(2) the current unit value for that subaccount.

Your number of accumulation units in a subaccount will increase when:

(1) premiums are allocated to the subaccount; or

(2) amounts are transferred to the subaccount from other subaccounts or the fixed account.

Your number of accumulation units in a subaccount will decrease when:

(1) you take partial withdrawals (including any applicable surrender charges);

(2) policy fees are taken from the subaccount;

(3) transfer charges are taken from the subaccount; or

(4) amounts are transferred out of the subaccount into other subaccounts or the fixed account.

When transactions are made, the actual dollar amounts are converted to accumulation units. The number of accumulation units for a transaction is found by dividing the dollar amount of the transaction by the current unit value on the business day for that transaction. Each of the transactions listed above will increase or decrease your accumulation units.

FIXED ACCOUNT VALUE. On the policy date, the fixed account value equals the premium allocated to the fixed account. On any business day after the policy date, the fixed account value equals:

(1) the fixed account value at the end of the previous business day; plus

(2) any premiums allocated to the fixed account since the end of the previous business day; plus

(3) any transfers from the subaccounts to the fixed account since the end of the previous business day; minus

(4) any transfers from the fixed account to the subaccounts since the end of the previous business day; minus

(5) any transfer fees allocated to the fixed account since the end of the previous business day; minus

(6) any partial withdrawals (including any applicable surrender charges) allocated to the fixed account since the end of the previous business day; minus

(7) on the policy anniversary, a pro-rata share of the policy fee; plus

(8) interest credited to the fixed account since the end of the previous business day.

We guarantee that the fixed account value will be credited a rate of interest at least equal to the guaranteed minimum interest rate shown on the policy schedule.

FREE WITHDRAWAL AMOUNT. Each year after the first policy year, 10% of the accumulation value may be withdrawn without a surrender charge. The free withdrawal amount is reduced by all prior free withdrawals in the policy year. Any unused portion of this free withdrawal amount cannot be carried forward to subsequent policy years.

SURRENDER CHARGE. Withdrawals in excess of the free withdrawal amount may be subject to surrender charges. Surrender charges are based on premium not yet withdrawn and the applicable surrender charge percentage(s) shown on the policy schedule. For the purpose of calculating the total surrender charge at the point of full surrender or partial withdrawal, amounts are assumed to be withdrawn in the following order:

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(1)	any remaining free withdrawal amount; then
(2)	any premiums not yet withdrawn on a “first-in, first-out” basis (i.e. the oldest premium is withdrawn before recent premium); then
(3)	any remaining accumulation value.

FULL SURRENDER. You may fully surrender this policy at any time before the maturity date for the surrender value. The surrender value is accumulation value minus the annual policy fee and surrender charge, if any.

PARTIAL WITHDRAWAL. You may take a partial withdrawal at any time before the maturity date. The accumulation value will be reduced by the amount of the partial withdrawal, including any amount that qualified as a free withdrawal. We will pay you the amount of the partial withdrawal minus any applicable surrender charge. Unless you direct us otherwise, the partial withdrawal will be made pro-rata from the fixed account and subaccounts.

Any partial withdrawal must be at least $250. If a partial withdrawal including any applicable surrender charge would reduce the accumulation value to less than $1,000, we may treat the partial withdrawal request as a full surrender of the policy.

WAIVER OF SURRENDER CHARGE. The surrender charge will be waived for full surrender or partial withdrawal in the event of (1) or (2) below.  You are eligible for this benefit on the policy date.

(1) You become confined in a qualified institution for a period of at least 30 consecutive days on or after the policy date, subject to the following:

(a) You must be a natural person (not a trust, corporation, or other legal entity).

(b) You must have been an owner of this policy continuously since the policy date.

(c) You were not confined in a qualified institution at any time during the 60-day period immediately prior to the policy date.

(d) We receive a written notice for a full surrender or partial withdrawal, along with due proof of confinement, within 12 months following such confinement.

(2) You are diagnosed with a terminal illness on or after the policy date, subject to the following:

(a) You must be a natural person (not a trust, corporation, or other legal entity).

(b) You must have been an owner of this policy continuously since the policy date.

(c) We must receive a written notice for a full surrender or partial withdrawal together with a certificate from your physician stating your life expectancy and any other proof we may require.

Terminal illness is defined as a medical condition diagnosed by your physician, resulting in a reduction of your life expectancy to 12 months or less.

If your policy is terminated, either by you or us, and you are eligible for this waiver benefit at the time of termination, then your right to this benefit will not be prejudiced and surrender charges will be waived. If the request for this waiver is denied, you will be notified of the denial. At such time, you will be provided with the opportunity to instruct us of your desire to either proceed with, or cancel, your full surrender or partial withdrawal.

TRANSFERS

Prior to the maturity date and subject to applicable restrictions, you may transfer amounts between currently available investment options at any time. A transfer charge may apply, as shown on the policy schedule.

The transfer will take effect at the end of the business day during which the completed transfer request is received by us. If the completed transfer request is received after market close, the request will be effective at the end of the following business day.

We reserve the right to limit or prohibit transfers without prior notice that, in the judgment of the managers of the underlying portfolios, are excessive and will have a detrimental effect on portfolio management for the benefit of all owners.

We will not be liable for transfers made in accordance with instructions of a policy owner or an authorized third-party.

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SUBACCOUNT TRANSFER. The minimum amount that can be transferred out of a subaccount is shown on the policy schedule. If the remaining subaccount value would be less than the minimum subaccount balance shown on the policy schedule, we will include that subaccount value in the amount transferred.

If the subaccount value in any subaccount falls below the minimum subaccount balance, we may transfer without charge that subaccount balance pro-rata into your remaining investment options.

Subaccount transfers may be subject to additional restrictions by the portfolio advisor.

FIXED ACCOUNT TRANSFER. See your policy schedule for transfer limitations with respect to the fixed account. Additional restrictions may apply as discussed in the ‘Fixed Account Option’ provision of the

‘Investment Options’ section of this policy.

DEATH BENEFITS

DEATH BENEFIT. The distribution of your death benefit will be made in accordance with the distribution requirements of the Internal Revenue Code for annuity policies and shall supersede any provision to the contrary. If the death benefit is paid before the maturity date, the death benefit will be the accumulation value on the date that both proof of death and direction with regard to benefit payout are received. On or after the maturity date, the death benefit, if any, will depend on the annuity option in effect on the date of the annuitant's death.

DEATH OF OWNER. If you are an owner and die before the maturity date, the following will apply:

(1) If your spouse is not the beneficiary, the death benefit will be paid to the named beneficiary:

(a) upon written notice the death benefit may be paid under any option listed in the ‘Annuity Options’ section of this policy over a period not exceeding the beneficiary's life expectancy. The first payment must be made no later than one year after the date of your death; or

(b) in a single sum. The beneficiary has the option to select to receive the death benefit any time within five years after the date of your death unless an annuity option has been selected.

(2) If your spouse is the beneficiary, your spouse may select, by written notice to us, one of the following options:

(a) to continue this policy as the owner; or

(b) to receive the death benefit under any option listed in the 'Annuity Options' section of this policy over a period not exceeding the beneficiary's life expectancy. The first payment must be made no later than one year after the date of your death; or

(c) to receive the death benefit in a single sum. Your spouse may select to receive the death benefit any time within five years after the date of your death, unless an annuity option has been selected.

If none of these options is selected by your spouse within 45 days after we receive proof of death, option (2)(a) above shall apply.

(3) If no beneficiary is living or if no beneficiary has been named, at the date of your death, the death benefit will be paid in a single sum to the executor or administrator of your estate within five years after the date of your death.

If you are an owner and die on or after the maturity date, the remaining portion of your interest in the policy will be distributed at least as rapidly as under the method of distribution selected as of the date of your death.

JOINT OWNERS. If this policy is jointly owned, the death of the first joint owner shall be treated as the death of the owner.

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DEATH OF ANNUITANT BEFORE THE MATURITY DATE. If you, the owner, are a different person from the annuitant, and the annuitant dies during your lifetime and before the maturity date, you will be treated as the annuitant. If you are not a natural person, and the annuitant dies before the maturity date, we will pay the death benefit to you in a single sum. You have the option to select to receive the single sum any time within five years of the death of the annuitant.

DEATH OF BENEFICIARY. Unless otherwise provided, if any beneficiary dies before, at the same time as, or within 30 days after your death, that beneficiary will be treated as if their death occurred before yours.

PAYMENT OF POLICY BENEFITS

GENERAL. Policy benefits under this policy are payable as annuity payments in accordance with the ‘Basis of Values’ provision or under such other annuity options to which we may agree.

NORMAL SETTLEMENT. The accumulation value will be applied to provide annuity payments under the annuity option shown on the policy schedule if:

(1) the annuitant is living on the maturity date; and

(2) an alternate annuity option has not been selected.

SELECTION OF ANNUITY OPTION. You may select any annuity option during the annuitant's life by giving written notice. We will confirm your selection in writing. The annuitant under any annuity option must be a natural person.

CHANGE IN ANNUITY OPTION. At least 30 days before the maturity date, and while the annuitant is living, you may select to change the annuity option by giving written notice. The default annuity option is shown on the policy schedule.

CHANGE IN MATURITY DATE. Prior to the maturity date, and while the annuitant is living, you may select to change the maturity date. After three years from the policy date, you may advance the maturity date, but not to a date earlier than the date of the request, and in no circumstances can this date be earlier than the third policy anniversary. Written notice must be received at least 30 days before the maturity date.

MINIMUM PAYMENTS. If a monthly, quarterly or semiannual payment would be less than $100, we may make payments less frequently. If the annual payment would be less than $100, we may pay the proceeds to the annuitant in a lump sum.

WITHDRAWALS. Proceeds applied under any annuity option may not be surrendered or otherwise withdrawn.

REQUIRED PROOF. We may require proof of age of any annuitant. We may also require proof that an annuitant is living before making a payment.

BASIS OF VALUES. Annuity payments are based on the guaranteed minimum interest rate shown on the policy schedule. If you select a Life Income annuity option, your annuity payments will further be based on the 2012 Individual Annuity Mortality Period Life Table with generational mortality improvement in all years using Projection Scale G2, and the year of the maturity date. Annuity payments are further based on the gender(s) of the annuitant(s), except for policies issued in states that require unisex mortality, or in connection with employment related annuities and benefit plans not based on the gender of the annuitant(s). In these instances, the projection and mortality rates will be 100% female for all annuitants.

CURRENT INTEREST. Annuity payments under the annuity options are based on the interest rate referenced in the ‘Basis of Values’ provision, compounded annually. Annuity payments on the maturity date will not be less than those provided by the application of the accumulation value to a single premium immediate annuity policy at the purchase rates offered by us to the same class of annuitant.

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ANNUITY OPTIONS

LIFE INCOME. We will make equal annual, semiannual, quarterly or monthly annuity payments, as selected, for the life of the annuitant. The first payment is due on the date the annuity option becomes effective.

(1) Life income only. Annuity payments will be made for the annuitant's life only (or the life of the last surviving annuitant, in the case of joint annuitants). There are no guaranteed payments. Upon the death of the last annuitant, payments will cease.

(2) Life annuity with installment payments. Annuity payments will be made for the annuitant’s life (or the life of the last surviving annuitant, in the case of joint annuitant) or for a selected number of payments, whichever is longer.

(3) Life income with installment refund. Annuity payments will be made for the annuitant's life (or the life of the last surviving annuitant, in the case of joint annuitants) or for a period that ends when the total amount paid equals the proceeds applied under this option, whichever is longer.

INSTALLMENT PAYMENTS. We will make equal annual, semiannual, quarterly or monthly annuity payments for the number of years selected (from five to thirty years). The first payment is due on the date the annuity option becomes effective.

OTHER OPTIONS. You and we may agree to make annuity payments in another manner.

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Flexible Premium Deferred Variable Annuity

With Waiver of Surrender Charge Benefit

Monthly Annuity Payments Starting on Maturity Date

Death Benefit Payable Before Maturity Date

Nonparticipating

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